Condensed Consolidated Interim Financial Statements
September 30, 2013

(unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2013	2012	2013	2012
(Cdn$ in thousands, except per share amounts)	Note		(Restated		(Restated
			note 20)		note 20)

Revenues	3	66,799	60,999	195,140	190,729
Cost of sales	4
Production costs		(47,284)	(42,943)	(143,109)	(123,917)
Depletion and amortization		(9,673)	(5,214)	(24,383)	(13,885)
Earnings from mining operations		9,842	12,842	27,648	52,927

General and administrative		(2,999)	(3,695)	(12,350)	(13,103)
Exploration and evaluation		(2,689)	(6,789)	(7,700)	(15,970)
Other expenses	5	(2,995)	(8,947)	(1,334)	(25,118)
Write-down of marketable securities	6	(229)	-	(13,979)	-
Income (loss) before financing costs and income taxes		930	(6,589)	(7,715)	(1,264)

Finance expenses	7	(5,941)	(3,217)	(13,995)	(11,481)
Finance income	8	1,286	3,315	5,080	10,083
Foreign exchange gain (loss)		3,838	469	(6,913)	435
Income (loss) before income taxes		113	(6,022)	(23,543)	(2,227)

Income tax recovery (expense)	9	7	2,889	(1,540)	(1,398)
Net income (loss) for the period		120	(3,133)	(25,083)	(3,625)

Other comprehensive income (loss), net of tax
Unrealized income (loss) on available-for-sale financial assets		5,362	(218)	2,262	274
Reclassification for permanent impairment included in the net loss	6	-	-	8,213	-
Reclassification of realized loss (gain) on available-for-sale financial assets		5	-	(36)	(767)
Total other comprehensive income (loss) for the period		5,367	(218)	10,439	(493)

Total comprehensive income (loss) for the period		5,487	(3,351)	(14,644)	(4,118)

Earnings (loss) per share
Basic		-	(0.02)	(0.13)	(0.02)
Diluted		-	(0.02)	(0.13)	(0.02)

Weighted average shares outstanding (thousands)
Basic		192,621	190,882	191,965	193,240
Diluted		194,109	190,882	191,965	193,240

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Cash Flows
(unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2013	2012	2013	2012
(Cdn$ in thousands)	Note		(Restated		(Restated
			note 20)		note 20)

Operating activities
Net income (loss) for the period		120	(3,133)	(25,083)	(3,625)
Adjustments for:
Depletion and amortization		9,759	5,377	24,738	14,386
Income tax expense (recovery)	9	(7)	(2,889)	1,540	1,398
Income tax paid		(450)	(450)	(1,000)	(1,855)
Income tax received		1,044	-	1,634	5,402
Share-based compensation		646	807	2,214	3,787
Unrealized loss (gain) on copper derivatives	5	1,263	8,468	(5,552)	22,482
Finance expenses		5,941	1,184	13,995	12,369
Finance income		(1,405)	(1,499)	(5,080)	(5,568)
Unrealized foreign exchange loss (gain)		(4,715)	(1,157)	5,862	(1,222)
Write-down of marketable securities	6	229	-	13,979	-
Other operating activities	17	470	565	6,513	3,373
Net change in non-cash working capital	17	724	7,465	1,036	4,260
Cash provided by operating activities		13,619	14,738	34,796	55,187

Investing activities
Purchase of property, plant and equipment		(13,367)	(41,241)	(85,484)	(119,215)
Investment in financial assets		(2,400)	(5,255)	(4,077)	(22,627)
Interest received		263	249	1,603	1,102
Proceeds from sale of financial assets		-	903	20,050	54,377
Other investing activities	17	-	(245)	-	(942)
Investment in long-term prepaids		(4,385)	-	(9,485)	-
Cash used for investing activities		(19,889)	(45,589)	(77,393)	(87,305)

Financing activities
Repayment of debt		(6,415)	(3,681)	(17,008)	(10,507)
Interest paid		(1,086)	(621)	(10,668)	(9,491)
Repurchase of common shares	15	-	(4,872)	-	(20,897)
Common shares issued for cash		198	326	2,147	1,182
Proceeds from debt issuance	14	-	-	11,330	-
Cash used for financing activities		(7,303)	(8,848)	(14,199)	(39,713)

Effect of exchange rate changes on cash and equivalents		(93)	(5,493)	1,631	(5,207)
Decrease in cash and equivalents		(13,666)	(45,192)	(55,165)	(77,038)
Cash and equivalents, beginning of period		93,496	245,946	134,995	277,792
Cash and equivalents, end of period		79,830	200,754	79,830	200,754

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Balance Sheets
(unaudited)

		September 30,	December 31,
		2013	2012
(Cdn$ in thousands)	Note		(Restated note 20)

ASSETS
Current assets
Cash and equivalents		79,830	134,995
Accounts receivable		17,617	28,966
Other financial assets	10	15,818	29,865
Inventories	11	55,878	27,450
Current tax receivable		13,929	2,309
Prepaids		6,855	5,123
		189,927	228,708

Other financial assets	10	88,535	102,737
Property, plant and equipment	12	676,512	642,104
Intangible assets		5,438	5,438
Prepaids		11,731	4,500
Other receivable		13,895	12,961
		986,038	996,448

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		28,047	42,938
Current portion of long-term debt	14	22,585	18,067
Interest payable		7,319	3,213
Deferred revenue	3	8,772	–
Other financial liabilities	13	12,328	10,995
		79,051	75,213

Long-term debt	14	252,481	234,793
Other financial liabilities	13	23,737	35,162
Provision for environmental rehabilitation ("PER")		81,257	106,517
Deferred tax liabilities		90,274	74,955
		526,800	526,640

EQUITY
Share capital	15	371,341	368,128
Contributed surplus		38,348	37,487
Accumulated other comprehensive income (loss) ("AOCI")		5,074	(5,365)
Retained earnings		44,475	69,558
		459,238	469,808
		986,038	996,448

Commitments and contingencies	16

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)

		Share	Contributed		Retained
(Cdn$ in thousands)	Note	capital	surplus	AOCI	earnings	Total

Balance at January 1, 2012		378,393	33,040	(1,398)	86,782	496,817
Exercise of options		1,854	(672)	-	-	1,182
Share-based compensation		-	3,787	-	-	3,787
Repurchase of common shares		(12,812)	-	-	(8,085)	(20,897)
Total comprehensive income (loss) for the period	20	-	-	(493)	(3,625)	(4,118)
Balance at September 30, 2012 (Restated)	20	367,435	36,155	(1,891)	75,072	476,771

Balance at January 1, 2013		368,128	37,487	(5,365)	69,558	469,808
Exercise of options		3,213	(1,066)	-	-	2,147
Share-based compensation		-	1,927	-	-	1,927
Total comprehensive income (loss) for the period		-	-	10,439	(25,083)	(14,644)
Balance at September 30, 2013		371,341	38,348	5,074	44,475	459,238

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the period ended September 30, 2013 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements except as disclosed in note 2(b). These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2012 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed interim consolidated financial statements were authorized for issue by the Board on October 30, 2013.

(b) Changes in accounting policies and disclosures Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation of joint ventures is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of these amendments and concluded that the Company’s interest in the Gibraltar joint arrangement should be classified as a joint operation. The Company arrived at this conclusion through assessing the Joint Venture Formation and Operating agreements in place.

Due to the terms of the Gibraltar Joint Venture Formation and Operating agreements, the Company includes in its financial information 75% of all assets, liabilities, revenues and expenses, including associated financial information, of the Joint Venture. There was no material impact on the Company’s financial statements from the adoption of IFRS 11.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Production Stripping Costs

The IFRS Interpretations Committee issued IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), effective January 1, 2013.

Previously, the Company only capitalized stripping costs incurred in order to provide initial access to the ore body. IFRIC 20 now provides specific guidance on how to account for stripping costs during the production phase. It requires such costs to be capitalized where the recognition criteria set out in IFRIC 20 are met.

IFRIC 20 requires the Company to identify specific components of the ore body to which stripping costs will relate. A component is defined as a specific volume of the ore body that is made more accessible by the stripping activity. It is considered that a mine may have several components, which are identified based on the mine plan. Stripping costs are then capitalized when stripping activities occur in excess of the average expected for the component. Stripping costs are capitalized within Mineral Properties and depreciated over the life of the respective component based on units of production.

Based on the Company’s analysis, the identified components of the ore body are to be phases, pits or sub-pits depending on the ore body being analyzed. These components align with the mine and how the Company plans its mining activities. Under IFRIC 20, the Company recognizes stripping assets when the following three criteria are met:

  it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
  the entity can identify the component of the ore body for which access has been improved; and
  the costs relating to the stripping activity associated with that component can be measured reliably.

IFRIC 20 is to be applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented. The financial impacts of the Company’s transition to IFRIC 20 can be found in note 20. The 2012 comparative information contained in these financial statements has been restated for the adoption of IFRIC 20.

Disclosures of interest in other entities

The Company adopted IFRS 12, Disclosures of Interests in Other Entities (“IFRS 12”) on January 1, 2013. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, we will include additional disclosures about interests in other entities in our annual consolidated financial statements for the year ended December 31, 2013.

Fair value measurement

The Company adopted IFRS 13, Fair Value Measurement (“IFRS 13”) with prospective application from January 1, 2013. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. The adoption of IFRS 13 did not have an effect on the consolidated financial statements for the current period except for additional disclosures in note 21.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Consolidated financial statements

The Company adopted IFRS 10, Consolidated Financial Statements (“IFRS 10”) on January 1, 2013 with retrospective application. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements.

Based on the Company’s analysis, IFRS 10 did not have an impact on the consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any of the Company’s subsidiaries or investees.

Income statement presentation changes

The Company has separated depletion and amortization from other items comprising cost of sales in the statement of comprehensive income (loss) for the current and comparative periods presented.

3.	REVENUE

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Copper concentrate	65,602	55,900	186,940	173,591
Copper cathode	-	2,391	33	4,268
Total copper sales	65,602	58,291	186,973	177,859
Molybdenum concentrate	480	1,919	5,732	10,473
Silver contained in copper concentrate	717	789	2,435	2,397
	66,799	60,999	195,140	190,729

Deferred revenue represents amounts billed or collected for products that have not been shipped. As of September 30, 2013, the Company has deferred revenue of $8,772 (2012 – nil) on the balance sheet, representing advance payments for product that was shipped in October 2013.

4.	COST OF SALES

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
		(Restated		(Restated
		note 20)		note 20)
Direct mining costs	55,704	40,641	140,863	108,393
Treatment and refining costs	3,674	2,940	11,171	9,529
Transportation costs	4,787	3,421	12,517	10,490
Changes in inventories of finished goods and work in process	(16,881)	(4,059)	(21,442)	(4,495)
Productions costs	47,284	42,943	143,109	123,917
Depletion and amortization	9,673	5,214	24,383	13,885
Cost of sales	56,957	48,157	167,492	137,802

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Cost of sales consists of direct mining costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair & maintenance costs, depletion and amortization, operating supplies and external services), and offsite costs comprised of treatment & refining costs and transportation costs.

5.	OTHER EXPENSES (INCOME)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Realized loss on copper derivative instruments	2,192	784	8,339	3,378
Unrealized loss (gain) on copper derivative instruments	1,263	8,468	(5,552)	22,482
(Gain) loss on sale of property, plant and equipment	-	(50)	-	23
Management fee income	(281)	(255)	(844)	(765)
Other income	(179)	-	(609)	-
	2,995	8,947	1,334	25,118

6.	MARKETABLE SECURITIES

During the period ended September 30, 2013, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required for various securities. Accordingly, the Company recorded a pre-tax charge of $229 and $13,979 (2012 – nil) through net income (loss) for the three and nine month periods ended September 30, 2013 to reflect this write down.

During the Company’s review of its marketable securities, it determined that the subscription receipts were to be written up by $6,150 through OCI, as allowable under IFRS, to reflect an increase in fair value at September 30, 2013 (2012 – nil). Fair value was determined based upon a recent third party transaction. During the three month period ended September 30, 2013, the Company invested an additional $2,400 in subscription receipts (Note 19).

7.	FINANCE EXPENSES

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Interest expense	5,442	2,690	12,445	9,836
Accretion on PER	499	527	1,550	1,645
	5,941	3,217	13,995	11,481

8.	FINANCE INCOME

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Interest income	1,286	1,908	4,726	5,723
Realized income on dual currency deposits	-	1,365	354	3,173
Unrealized income on dual currency deposits	-	42	-	310
Gain on sale of marketable securities	-	-	-	877
	1,286	3,315	5,080	10,083

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

9.	INCOME TAX

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
		(Restated		(Restated
		note 20)		note 20)
Current expense (recovery)	(4,859)	(2,816)	(12,254)	3,876
Deferred expense (recovery)	4,852	(73)	13,794	(2,478)
	(7)	(2,889)	1,540	1,398

10.	OTHER FINANCIAL ASSETS

	September 30,	December 31,
	2013	2012
Current:
Copper put option contracts (note 18)	651	1,776
Marketable securities – available for sale	3,014	7,196
Promissory note	12,153	10,820
Short-term investments	-	50
Capped floating rate notes	-	10,023
	15,818	29,865
Long-term:
Subscription receipts (note 6 and 19)	12,400	7,100
Reclamation deposits	25,710	25,728
Promissory note	50,425	59,842
Capped floating rate notes	-	10,067
	88,535	102,737

11.	INVENTORIES

	September 30,	December 31,
	2013	2012
		(Restated note
		20)
Work in process	4,847	4,065
Finished goods:
Copper concentrate	25,228	5,288
Molybdenum concentrate	985	265
Materials and supplies	24,818	17,832
	55,878	27,450

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

12.	PROPERTY, PLANT & EQUIPMENT

	Mineral	Plant and
	properties[1]	equipment	CIP [3]	Total
Cost
At December 31, 2012 (Restated – note 20)	162,772	379,400	181,596	723,768
Additions	10,460	72	71,985	82,517
Rehabilitation cost asset [2]	(24,984)	-		(24,984)
Capitalized interest	-	-	2,546	2,419
Disposals	-	(2,763)	-	(2,763)
New Mine Allowance credit	-	(537)	-	(537)
Transfers between categories [3]	-	251,490	(251,490)	-
At September 30, 2013	148,248	627,662	4,637	780,420
Accumulated depletion, amortization and impairments
At December 31, 2012 (Restated – note 20)	23,043	58,621	-	81,664
Depletion and amortization	6,629	18,505	-	25,007
Disposals	-	(2,763)	-	(2,763)
At September 30, 2013	29,672	74,363	-	103,908
Carrying amounts
At December 31, 2012	139,729	320,779	181,596	642,104
At September 30, 2013	118,576	553,299	4,637	676,512

1 Mineral properties consists of the cost of acquiring and developing mineral properties. Development costs include capitalized stripping costs, capitalized exploration and evaluation costs, capitalized interest, and rehabilitation cost asset.
2. Represents movements in the rehabilitation cost asset as a result of changes in estimates during the period. The decrease in PER (Provision for environmental rehabilitation) during the period was driven by market discount rate changes.
3. Construction in process (CIP) is transferred to the relevant category of property, plant and equipment once the asset is available for use.

13.	OTHER FINANCIAL LIABILITIES

	September 30,	December 31,
	2013	2012
Current:
Royalty obligations	12,153	10,820
Deferred revenue – royalty obligation	175	175
	12,328	10,995
Long-term:
Royalty obligations	23,178	34,759
Deferred revenue – royalty obligation	-	131
Income tax obligations	272	272
Deferred share units (Note 15 (c))	287	-
	23,737	35,162

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

14.	DEBT

	September 30, 2013		December 31, 2012

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	12,611	12,519	10,755	10,700
Secured equipment loans	9,974	9,820	7,312	7,276
	22,585	22,339	18,067	17,976
Long-term:
Senior notes	201,525	201,730	193,970	190,897
Capital leases	32,106	31,871	24,486	24,359
Secured equipment loans	18,850	18,560	16,337	16,256
	252,481	252,161	234,793	231,512

Fair value of capital leases and equipment loans has been measured through discounting future cashflows at a rate of 6%. All debt instruments are classified as a level 2 financial instrument (note 21).

The Company has entered into new equipment loans during the three month and nine month periods ended September 30, 2013 for nil and $11,330, respectively. The equipment loans are repayable in monthly installments and bear fixed interest rates ranging from 5.48% to 6.12% and have maturity dates out to 2018.

15.	EQUITY

(a) Share capital

The Company’s authorized share capital consists of an unlimited number of common shares with no par value. As at September 30, 2013, there were 192,759,455 common shares issued and outstanding.

(b) Normal course issuer bid

Effective February 3, 2012, the Company commenced a normal course issuer bid for up to 10 million common shares of the Company. The Company’s normal course issuer bid terminated on February 2, 2013. A total of 6,644,440 common shares were repurchased during 2012 under the normal course issuer bid for $20,897. All shares were purchased on the open market through the facilities of the Toronto Stock Exchange at the market price at the time of purchase. There were no additional repurchases in 2013.

(c) Share-Based Compensation

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the first quarter of 2013, the Company issued 133,333 DSUs to directors. The DSUs were valued at $3.18 per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at September 30, 2013 was 133,333 units. An expense of $28 and $287 has been recognized for the three and nine month periods ended September 30, 2013, respectively.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

16.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

At September 30, 2013, capital commitments totaled $9,394 on a 100% basis, of which the Company’s share was $7,045. At September 30, 2013, the Company’s share operating commitments totaled $8,637.

(b) Contingencies

The Company has guaranteed 100% of the debt relating to the capital leases entered into by the Gibraltar Joint Venture in which it holds a 75% interest. As at September 30, 2013, this debt totaled $59,623 on a 100% basis. The Company has also guaranteed its share of additional equipment loans totaling $28,824 on a 75% basis.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
		(Restated)		(Restated)
Change in non-cash working capital items
Accounts receivable	6,122	16,136	11,308	9,012
Inventories	(16,670)	(5,270)	(28,429)	(5,789)
Accounts payable and accrued liabilities	1,304	(4,519)	8,796	(627)
Interest payable	(101)	3,697	66	3,701
Deferred revenue	8,772	-	8,772	-
Prepaids	1,297	(2,536)	523	(1,906)
Other	-	(43)	-	(131)
	724	7,465	1,036	4,260
Operating cash flows – other items
Non cash items
Realized loss on copper derivative instruments	2,192	784	8,339	3,378
Loss on sale of property, plant and equipment	-	(50)	-	23
Reclamation expenditures	(1,722)	(169)	(1,826)	(193)
Other	-	-	-	165
	470	565	6,513	3,373
Investing cash flows – other items
Net cash reinvested in reclamation deposit	-	(320)	-	(1,105)
Proceeds from sale of property, plant and equipment	-	75	-	203
Other	-	-	-	(40)
	-	(245)	-	(942)
Non-cash investing and financing activities
Assets acquired under capital lease	-	1,932	19,915	16,697
Interest earned on promissory note	(905)	(1,008)	(2,737)	(3,031)
Interest expense on royalty obligation	191	245	573	735
Royalty obligation settled by promissory note	-	-	(10,820)	(8,190)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

18.	FINANCIAL RISK MANAGEMENT

Summary of derivatives

	Notional amount	Strike price	Term to maturity	Fair value
At September 30, 2013
Commodity contracts
Copper put option contracts	13.25 million lbs	US$2.75	Q4 2013	25
Copper put option contracts	12.0 million lbs	US$3.00	Q1 2014	626
				651

19.	RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended		nine months ended
	September 30,		September 30
	2013	2012	2013	2012
Hunter Dickinson Services Inc.:
General and administrative expenses	485	324	1,441	1,218
Exploration and evaluation expenses	278	121	713	398
	763	445	2,154	1,616
Gibraltar Joint Venture:
Other operating income (management fee)	281	255	844	765
Reimburseable compensation expenses	53	19	164	91
	334	274	1,008	856

	Balance due from (to) as at
	September 30,	December 31,
	2013	2012
Hunter Dickinson Services Inc.	(204)	(59)
Gibraltar joint venture	119	(41)

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays compensation expenses for certain individuals providing services to the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

During the three month period ended September 30, 2013, the Company invested an additional $2,400 in subscription receipts of a private company, which holds mineral property interests, with directors in common. The subscription receipts will be convertible into units comprised of shares and warrants (note 10).

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

20.	TRANSITION TO IFRIC 20 – STRIPPING COSTS IN THE PRODUCTION PHASE OF A SURFACE MINE

In accordance with the transitional provisions of IFRIC 20, this new policy has been applied prospectively from the start of the comparative period, being January 1, 2012. As a result of the adoption of the interpretation, the adjustments outlined below were made to the financial statements.

As at December 31, 2012
	As previously	IFRIC 20
Description	reported	adjustments	Adjusted balance

Property, Plant & Equipment
December 31, 2012 closing balance	631,997	-	-
Additions under IFRIC 20	-	10,908	-
Amortization under IFRIC 20	-	(801)	-
Adjusted December 31, 2012 closing balance	631,997	10,107	642,104

Inventory
December 31, 2012 closing balance	27,556	-	-
IFRIC 20 capitalization and amortization impact	-	(106)	-
Adjusted December 31, 2012 closing balance	27,556	(106)	27,450

For the three month period ended September 30, 2012 Consolidated Statements of Comprehensive Loss
Loss after tax	(3,851)	-	-
Additional capitalized stripping	-	923	-
Capitalized stripping amortization	-	(268)	-
Cost of sales	-	447	-
Sub-total	(3,851)	1,102	(2,749)
Tax effect of adjustments at 35%	-	(384)	-
Adjusted earnings/(Loss) after tax	(3,851)	718	(3,133)

For the nine month period ended September 30, 2012 Consolidated Statements of Comprehensive Loss
Loss after tax	(8,880)	-	-
Additional capitalized stripping	-	8,735	-
Capitalized stripping amortization	-	(436)	-
Cost of sales	-	(245)	-
Sub-total	(8,880)	8,054	(826)
Tax effect of adjustments at 35%	-	(2,799)	-
Adjusted earnings/(loss) after tax	(8,880)	5,255	(3,625)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

For the year ended December 31, 2012
Consolidated Statements of Comprehensive Loss
Loss after tax	(15,665)	-	-
Additional capitalized stripping	-	10,908	-
Capitalized stripping amortization	-	(801)	-
Cost of sales	-	(106)	-
Sub-total	(15,665)	10,001	(5,664)
Tax effect of adjustments at 35%	-	(3,475)	-
Adjusted earnings/(Loss) after tax	(15,665)	6,526	(9,139)

Equity
September 30, 2012 closing balance	471,516	-	-
Retained earnings impact	-	5,255	-
Adjusted September 30, 2012 closing balance	471,516	5,255	476,711

The impact on operating activities within the Statements of Cash Flows in addition to net loss were $436 increase in depletion and amortization, $245 increase in net change in non-cash working capital and $2,799 increase in income tax expense for the nine month period ended September 30, 2012.

The effect on loss per share related to the December 2012 restatement was an increase of $0.03 per share. There was no impact on the January 1, 2012 consolidated balance sheet from the adoption of IFRIC 20. The effect on loss per share for the three and nine month periods ended September 30, 2012 was nil and a decrease of $0.03 per share respectively.

The impact, post tax, on net loss for the three and nine month periods ended September 30, 2013 was an increase of $0.3 million and decrease of $4.5 million, respectively. The impact, post tax, on earnings per share for the three and nine month periods ended September 30, 2013 was a decrease of $0.00 and an increase of $0.02, respectively.

21.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

	Level 1	Level 2	Level 3	Total
September 30, 2013
Financial assets designated at FVTPL
Copper put option contracts	-	651	-	651
Available-for-sale financial assets
Marketable Securities	3,013	-	-	3,013
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	25,710	-	-	25,710
	28,723	651	12,400	41,774
December 31, 2012
Financial assets designated at FVTPL
Copper put option contracts	-	1,776	-	1,776
Available-for-sale financial assets Shares	7,196	-	-	7,196
Capped floating rate notes	-	20,090	-	20,090
Subscription receipts	-	-	7,100	7,100
Reclamation deposits	25,728	-	-	25,728
	32,924	21,866	7,100	61,890

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at September 30, 2013.